ImmunoPrecise Antibodies (IPA) Reports Financial Results and Business Updates for Fourth Quarter and Full Fiscal Year 2024

Achieves Record $24.5 Million Revenue in FY 2024, Showcases Technological Advancements

Expands Laboratory Capabilities and Launches Advanced AI Models, Aimed at Strengthening Market Position

Launches Commercial LENSai API, Offering Advanced AI-Powered Solutions Across Multiple Markets and Prepares for Further Launch with its Newest Partner, AWS

VICTORIA, BRITISH COLUMBIA (CANADA), July 29, 2024 – ImmunoPrecise Antibodies Ltd. (“IPA”, “Company”, “we” or “us”) (NASDAQ: IPA), an artificial intelligence (AI)-driven biotherapeutic research and technology company, today announced its financial results for the fiscal year ended April 30, 2024. All numbers are expressed in Canadian dollars unless otherwise noted.

“IPA has achieved significant milestones this fiscal year,” said Dr. Jennifer Bath, CEO and President of IPA. "We are proud to report our fifth consecutive quarter of record revenues as well as record annual revenues, which reflect strong demand for our comprehensive antibody discovery and development services. This impressive growth is driven by our B Cell Select® platforms and the enhanced capacity of our manufacturing facilities. We are excited to share that our strategic investments in AI technologies are starting to pay off, as demonstrated by the progress of BioStrand in meeting significant milestones with the rollout of their LENSai software both internally and to the public. This progress highlights our commitment to innovation and positions us at well amongst AI-driven drug discovery and development.”

Business Highlights and Corporate Update

ImmunoPrecise Antibodies Ltd. (IPA) has reported a record-breaking fiscal year for the Company, achieving revenues of $24.5 million, a 19% increase from $20.7 million the previous year. This growth underscores IPA’s capability to meet the rising demand for its end-to-end antibody services, including comprehensive wet lab and in silico discovery and development technologies. The Company's financial prudence and operational efficiency are further highlighted by a notable reduction in cash burn.

Technological advancements have been pivotal in IPA’s success. We believe that BioStrand's patented HYFT Technology has significantly enhanced the Company’s ability to solve complex biological problems, leading to major advancements in developing novel potential therapeutics against challenging targets for our clients and partners. Strategic collaborations, including with InterSystems and PGxAI, have expanded IPA’s capabilities in healthcare data processing and pharmacogenomics, respectively. Our commitment to innovation was recently recognized with the 2024 Impact Award for BioStrand's LENSai technology and the launch of the LENSai API, offering commercial access across multiple sectors.

FY24 Enhancements to Functionality of LENSai

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HYFT Technology Advancement: Unveiled a new approach to biological sequence retrieval, combining Natural Language Processing (NLP) and database research for improved accuracy and efficiency.
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Advanced AI Model Introduction: Introduced an advanced Foundation AI Model in January, combining Large Language Models (LLMs) with HYFT Technology, advancing AI-driven drug discovery.
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Healthcare Data Processing Partnership: Partnered with InterSystems Corporation in February to integrate vector search with LENSai for AI-driven drug discovery and healthcare applications, enhancing data processing and expanding market reach.
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Electronic Health Record (EHR) Data Integration: Developed an advanced LLM for EHRs in March, improving retrieval and analysis to optimize collaboration outputs with InterSystems.

Commercialization of LENSai

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Internal Rollout of LENSai: Successfully rolled out LENSai internally, including to IPA’s sites in Utrecht and Oss, the Netherlands, showcasing the platform’s security and utility.
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Commercial Projects: Successfully executed end-to-end programs entirely in silico using LENSai, solving challenging therapeutic antibody programs for partners and clients, providing feedback on LENSai’s performance and resilience in solving complex biological challenges.
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Public Commercial Launch of LENSai API: BioStrand announced the commercial launch of its LENSai API software, and is working to offer the platform, in conjunction its partner, AWS, on the AWS Marketplace, a sales channel that enables Independent Software Vendors (ISVs) and consulting partners to sell their solutions to AWS customers.
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LENSai Rollout Success: BioStrand has initiated the public rollout of LENSai with selected pharmaceutical partners ahead of schedule. Based on client positive experience and outcomes from LENSai applications, one of our large pharmaceutical company clients has chosen to expand from initial services to a broader integration with our Software-as-a-Service (SaaS) and API solutions. This successful pilot demonstrates the platform's capability to generate significant revenue streams through these commercially available solutions, which may support recurring revenue for BioStrand.
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2024 Impact Award for LENSai Technology: BioStrand was awarded the prestigious 2024 Impact Award in April for their LENSai technology, recognizing the potential of our HYFT-powered platform with EHR analysis capabilities.

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Collaboration with PGxAI: This commercial collaboration represents a strategic move in the growing trend of AI-to-AI collaborations, a burgeoning strategy within the industry. By fostering enhanced interactions between AI systems, this approach is driving significant advancements, particularly in precision medicine. Following the launch of the LENSai API, IPA signed a collaboration with PGxAI to develop an AI model for pharmacogenomics, further solidifying its position at the forefront of AI-driven healthcare solutions.

Growth of Discovery and Development Service Offerings

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Expansion of Oss Laboratory Facilities: The Company expanded its laboratory facilities at its Oss, the Netherlands, site in February 2024. This increased lab space has enabled enhanced service offerings and additional equipment, such as the Carterra LSA®, to support the high throughput needs from the downstream outputs of LENSai. These new services are already in high demand.

IPA's ongoing efforts to expand its technological and service capabilities, including the acquisition of additional laboratory space and equipment, forecast continued robust growth. The expansion of its B Cell Select® platforms and advancements in VHH antibody discovery technologies further bolster its position as a leader in biotherapeutic research and development. Overall, these strategic initiatives have improved IPA's financial performance and technological prowess.

Fourth Quarter 2024 Financial Results

Revenue was $6.5 million for the three months ended April 30, 2024, compared to $5.6 million for the three months ended April 30, 2023.

Research and development (R&D) expenses were $1.3 million for the three months ended April 30, 2024, compared to $0.9 million for the three months ended April 30, 2023. This increase was primarily driven by increased R&D activities at BioStrand.

Selling and marketing expenses were $0.9 million for the three months ended April 30, 2024, compared to $0.9 million for the three months ended April 30, 2023.

General and administrative expenses were $4.8 million for the three months ended April 30, 2024, compared to $5.0 million for the three months ended April 30, 2023.

Net loss was $18.0 million for the three months ended April 30, 2024, including a $15 million impairment expense related to BioStrand’s goodwill and intangible assets. This compares to the net loss of $5.1 million for the three months ended April 30, 2023, including a $2.5 million impairment expense related to BioStrand.

Full Year 2024 Financial Results

Revenue was $24.5 million for the fiscal year 2024, marking an increase from $20.7 million in the previous year fiscal 2023. We attribute this growth to the successful implementation of our strategic initiatives, including the expansion of our B Cell Select® platforms and the ongoing development of our VHH antibody discovery technologies.

Research and development expenses were $4.0 million, down from $14.1 million in fiscal 2023, reflecting the transition of Talem assets from R&D build to the focus of revenue generation.

Sales and marketing expenses were $3.5 million, compared to $3.6 million in fiscal 2023, down slightly year over year as we managed our expenses, even with achieving record revenue growth.

General and administrative expenses were $15.6 million, compared to $15.4 million in fiscal 2023, flat year over year as the company grew.

The Company recorded an impairment charge of $15 million related to BioStrand’s goodwill and intangible assets. This adjustment reflects a rise in the discount rate and delays in expected cash flows. Despite this change in accounting valuation, IPA remains committed to its strategic investments and long-term growth plans. The Company recorded an impairment charge of $2.5 million related to BioStrand in fiscal 2023.

Net loss for the fiscal year was $27.2 million, or $(1.07) per share on a basic and diluted basis, compared to a net loss of $26.6 million or $(1.06) on a basic and diluted basis in fiscal 2023, for an increase of $0.6 million. However, the impairment recognized in fiscal 2024 was $12.5 million higher than fiscal 2023.

Total cash, cash equivalents, and marketable securities, including restricted cash, were $3.5 million as of April 30, 2024, reflecting the focus on managing operational costs while investing in R&D and capital equipment. The Company used cash in operating activities of $4.2 million in fiscal 2024, compared to $19.8 million in 2023. Equipment purchases were $1.4 million in fiscal 2024 and $1.5 million in fiscal 2023. To offset these uses of cash, net funds of $2.4 million were raised in fiscal 2024 versus $0.7 million in fiscal 2023.

Subsequently, on July 16, 2024, the Company agreed to sell and issue to A II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), U.S.$3.0 million of convertible debentures in two tranches and at a purchase price of 95% of the aggregate principal amount.

(in thousands, CAD$)	Q4 FY24	Q4 FY23	FY24	FY23
Revenue	$6,459	$5,620	$24,518	$20,665
Gross Profit	3,108	3,341	12,053	11,563
Research & Development Expense	1,260	912	4,043	14,101
Sales & Marketing Expense	910	933	3,543	3,608
General & Administrative Expense	4,821	4,963	15,592	15,383
Impairment Expense	15,031	2,460	15,031	2,460
Net Loss	(18,045)	(5,129)	(27,177)	(26,560)

Conference Call and Webcast

IPA will host a live conference call and webcast to discuss these results and provide a corporate update on July 29, 2024, at 10:30 AM ET. The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at IPA Events and Presentations.

Conference Call

Event Title: ImmunoPrecise Reports Financial Results and Recent Business Highlights for Full Fiscal Year 2024

Event Date: July 29th, 2024

Time: 10:30 AM (GMT-04:00) Eastern Time (US and Canada)

Participant Dial-In Details

Participants call one of the allocated dial-in numbers (below) and advise the Operator of either the Conference ID 9236374 or Conference Name.

North America Toll-Free: (888) 550-5658

North America Toll: (646) 960-0289

International Toll: +1(646) 960-0289

Webcast Details

Attendee URL:

https://events.q4inc.com/attendee/388047633

About ImmunoPrecise Antibodies Ltd.

The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). For further information, visit www.ipatherapeutics.com.

Source: ImmunoPrecise Antibodies Ltd.

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements contained in this news release include, but are not limited to, statements regarding the efficacy of our strategic investments and partnerships, our position amongst AI-driven drug discovery and development, our technological advancements, our growth. In respect of the forward-looking statements contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.